EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	October 1,	September 25,
	2006	2005
	Millions
Earnings
Earnings before income taxes and minority interests	$800	$555
Add:
Fixed charges	102	109
Amortization of capitalized interest	4	3
Distributed income of equity investees	46	67
Less:
Equity in earnings of investees	(89)	(85)
Capitalized interest	(2)	(2)
Earnings before fixed charges	$861	$647

Fixed charges
Interest expense	$76	$83
Capitalized interest	2	2
Amortization of premiums, discounts and capitalized expenses related to indebtedness	-	1
Interest portion of rental expense(1)	24	23
Total fixed charges	$102	$109

Ratio of earnings to fixed charges	8.4	5.9

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.